                    SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C.  20549


                                 FORM 11-K


                  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934




    For the five months ended May 31, 1994 (date of Plan termination)




                    1988 EMPLOYEES STOCK PURCHASE PLAN
                    ----------------------------------
                         (Full title of the Plan)




                            NORDSON CORPORATION
         --------------------------------------------------------
         (Name of issuer of securities held pursuant to the Plan)


                            28601 Clemens Road
                           Westlake, Ohio  44145
                  ---------------------------------------
                  (Address of principal executive office)

Item 1.   Change in the Plan.

            In accordance with the Plan documents, effective May 31, 1994, the Plan was terminated. There were no material changes in the provisions of the Plan prior to termination.

Item 2.   Changes in investment policy.

          No material changes were made prior to termination of the Plan with respect to the kind of securities and other investments in which funds held under the Plan were invested.

Item 3.   Contributions under the Plan.

          No contributions were made under the Plan by the issuer.

Item 4.   Participating employees.

          The Plan does not allow for any agreements to be entered into after April 30, 1994 and provides for the Plan to terminate when no further agreements may be entered into and no agreements are outstanding. There were no agreements outstanding under the Plan and no employees who were participants in the Plan on May 31, 1994. The Plan has been terminated.

Item 5.   Administration of the Plan.

          (a) The Plan was administered by the following persons, in their capacity as members of the Compensation Committee of the Board of Directors of the issuer:

     Name and Address                   Position with Issuer
     ----------------                   --------------------
     Eric T. Nord                       Director & Chairman of the Board
     23 Hawthorne Avenue
     Oberlin, Ohio  44074

     William W. Colville                Director
     Owens Corning Fiberglas
     Fiberglas Tower
     Toledo, Ohio  43659

     Stephen R. Hardis                  Director
     Eaton Corporation
     Eaton Center
     Cleveland, Ohio  44114

     Dr. Anne O. Krueger                Director
     Department of Economics
     Stanford University
     Stanford, CA  94305-6072

          (b) Members of the Compensation Committee received no compensation from the Plan.

Item 6.   Custodian of investments.

          (a) Society National Bank, 127 Public Square, Cleveland, Ohio 44115 was custodian for amounts contributed by employees under the Plan.

          (b) No compensation was received from the Plan by Society National Bank or any other persons.

          (c) The officers and employees of Society National Bank who were responsible for custody of the securities and other investments under the Plan are covered by a Financial Institutions Bond and has limits of $40,000,000 per occurrence with an $80,000,000 policy aggregate, subject to a $5,000,000 deductible.

Item 7.   Reports to participating employees.

          Each participant in the Plan that had amounts withheld from their wages received annual statements from Society National Bank reporting the transactions of that participant's account during the preceding year and the status of the account at the end of such year. In addition, each participant in the Plan received, on an annual basis, a copy of the Registrant's Annual Report to Shareholders.

Item 8.   Investment of funds.

          Society National Bank, the Trustee of the Plan, was investing the assets in Money Market Funds. No brokerage commissions were paid by the Plan.

Item 9.   Financial statements and exhibits.

          (a)  Financial statements                                Page No.

          Report of Independent Auditors                               F-1

          Statement of Financial Condition - December 31, 1993         F-2

          Statement of Income and Changes in Participants' Equity
          for five months ended May 31, 1994 (date of Plan term-
          ination) and the years ended December 31, 1993 and 1992      F-3

          Notes to financial statements                             F-4 & F-5

          Schedules I, II and III have been omitted since the required information is included in the financial statements, including the notes thereto, or is not present, or not present in amounts sufficient to require submission of the schedule.

          (b)  Exhibits

          Consent of Independent Auditors

                                 Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                           NORDSON CORPORATION
                           1988 EMPLOYEES STOCK PURCHASE PLAN





                           By /s/ Nicholas D. Pellecchia

                              Nicholas D. Pellecchia
                              Vice President-Finance and Treasurer
                              Nordson Corporation





Date:  August 25, 1994

                      REPORT OF INDEPENDENT AUDITORS


The Compensation Committee and Participants
Nordson Corporation 1988 Employees Stock Purchase Plan


          We have audited the accompanying statement of financial condition of the Nordson Corporation 1988 Employees Stock Purchase Plan as of December 31, 1993 and the related statement of income and changes in participants' equity for the five months ended May 31, 1994 (date of Plan termination) and each of the two years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Nordson Corporation 1988 Employees Stock Purchase Plan at December 31, 1993 and the results of its operations and changes in its participants' equity for the five months ended May 31, 1994 (date of Plan termination) and each of the two years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.





                                        /s/ Ernst & Young LLP

                                        Ernst & Young LLP

Cleveland, Ohio
August 25, 1994

                            NORDSON CORPORATION

                    1988 EMPLOYEES STOCK PURCHASE PLAN

                     STATEMENT OF FINANCIAL CONDITION

                             DECEMBER 31, 1993


ASSETS                                                   1993
                                                       --------

Cash equivalents                                       $157,140
                                                       ========


PARTICIPANTS' EQUITY

Participants' equity                                   $157,140
                                                       ========























                          See accompanying notes.



                            NORDSON CORPORATION

                    1988 EMPLOYEES STOCK PURCHASE PLAN

          STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY

     FOR THE FIVE MONTHS ENDED MAY 31, 1994 (DATE OF PLAN TERMINATION)
              AND THE YEARS ENDED DECEMBER 31, 1993 AND 1992


                                        1994          1993          1992
                                     ----------    ----------   ------------

Net income from investments          $    2,884    $    3,098    $    3,070


Employee contributions                2,022,886     2,081,811     1,776,013


Employee stock purchases (Note 1)    (2,081,718)   (1,998,248)   (1,638,890)


Employee withdrawals                   (101,192)      (87,514)     (105,883)
                                     ----------    ----------    ----------

Increase (decrease) in
  participants' equity                 (157,140)         (853)       34,310


Participants' equity at the
  beginning of the period               157,140       157,993       123,683
                                     ----------    ----------    ----------

Participants' equity at the end
  of the period                      $        -    $  157,140    $  157,993
                                     ==========    ==========    ==========





                          See accompanying notes.

                            NORDSON CORPORATION

                    1988 EMPLOYEES STOCK PURCHASE PLAN

                       NOTES TO FINANCIAL STATEMENTS

                               MAY 31, 1994

1.   PROVISIONS OF THE PLAN.

          The following description of the 1988 Employees Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

          The Plan authorized the sale of up to 1,200,000 common shares. As of May 31, 1994, there were no common shares available to be sold under this Plan.

          The shares were purchased at certain times by eligible employees who entered into an agreement with the Registrant. The purchase price for the common shares offered under the Plan was 95% of the fair market value of the common shares at the date of purchase (May 1 of each year). Under the terms of the Plan, no agreements may be entered into after April 30, 1994. The Plan was intended to provide eligible employees with an opportunity to designate up to 15% of their gross earnings from the Registrant for the purchase of common shares either through payroll deductions, by lump sum payments, transfers to the Registrant by the employee of common shares having a current market value equal to the purchase price, or by a combination of
these methods.    As of May 1, 1994, 1993 and 1992, 38,093, 53,244 and 34,416
common shares, respectively, were purchased under the Plan.

          The Plan did not allow for any agreements to be entered into after April 30, 1994 and provided for the Plan to terminate when no further agreements may be entered into and no agreements are outstanding. There were no outstanding agreements as of May 31, 1994; therefore, the Plan has been terminated.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

          Method of accounting - Plan transactions were accounted for on the accrual method.

                            NORDSON CORPORATION

                    1988 EMPLOYEES STOCK PURCHASE PLAN

                       NOTES TO FINANCIAL STATEMENTS

                               MAY 31, 1994


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.).

          Income tax status - The Plan was not required to file income tax returns or pay income taxes. The Plan met the requirements of an "employee stock purchase plan," as defined in Section 423 of the Internal Revenue Code. Under Section 423, a participating employee recognized no income, and the Registrant was entitled to no deduction, for federal income tax purposes when the employee entered into an agreement or when the participant completed payment for and received common shares under the Plan. Interest earned on the participants' contributions through payroll deductions were credited to each participants' stock purchase account and was taxable to each participant in the year earned.

          Investments - The investments of the Plan were carried at market value which equals cost.


3.   OTHER.

          All costs and expense incurred in administering the Plan, including fees of the trustee, were paid by the Registrant.

4.   EMPLOYEE WITHDRAWALS.

          Employee withdrawals represent refunds of participants' contri-butions to the Plan for those employees who have either elected voluntarily to end their participation in the Plan, have retired or have terminated their employment from the Registrant.

                      CONSENT OF INDEPENDENT AUDITORS


          We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-20452) pertaining to the Nordson Corporation 1988 Employees Stock Purchase Plan and in the related prospectus of our report dated August 25, 1994, with respect to the financial statements of the Nordson Corporation 1988 Employees Stock Purchase Plan included in the Annual Report (Form 11-K) for the five months ended May 31, 1994 (date of Plan termination).





                                        /s/ Ernst & Young LLP

                                        Ernst & Young LLP

Cleveland, Ohio
August 25, 1994